Exhibit 99.4

Investor Relations	Media Relations

Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Launches Pivotal CRM 6.0 for Home

Building, Real Estate, Title and Mortgage Markets

SHANGHAI, ATLANTA, Jan. 11, 2011 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, today announced the availability of Pivotal CRM 6.0 for Home Building and Real Estate.

Pivotal CRM 6.0 for Home Building and Real Estate is an industry-tailored customer relationship management system (CRM) designed to help single and multi-family home builders, title and mortgage companies, commercial property managers, and other real estate businesses better manage relationships throughout the customer lifecycle. Pivotal CRM is a comprehensive solution for managing the complete front office, including marketing automation, lead management, sales automation, option selections and contracting, and customer care.

This CRM application, which is tailored for the home building and real estate markets, operates on a CRM platform based on Microsoft.NET technology. It features task-based navigation, embedded Microsoft SharePoint and Office applications and a smart client user Interface. It is highly-integrated with Microsoft Outlook (including calendaring, task and email capabilities) within the platform, allowing users to complete much of their daily work without having to leave their CRM system. The new features of this version enables enhanced searching and reporting capabilities, plus the flexibility to conform to an organization’s way of doing business, to increase user adoption and productivity.

Pivotal CRM 6.0 also features an award-winning social CRM application that allows users to seamlessly interact with social media sites such as Facebook, LinkedIn, and Twitter.

“Pivotal CRM 6.0 for Home Building and Real Estate was specifically designed to address the key requirements for the real estate and home building markets,” said Jason Rushforth,

president of CDC Front Office business of CDC Software. “The solution offers superior usability, flexibility and advanced integration with Microsoft technologies that we believe will result in increased user adoption throughout a company’s workforce. Most importantly, this application provides the homebuilding and real estate markets with a CRM system that we believe will help users reduce costs, shorten their sales cycles, and increase productivity, while helping create customers for life.”

CDC Software is exhibiting at the International Builder’s Show from Jan.12-15, 2011 and will be demonstrating Pivotal CRM for Home Building and Real Estate at booth W4675.

About Pivotal CRM for Home Building and Real Estate

Pivotal CRM for Home Building and Real Estate is an industry-tailored customer relationship management system designed to help building and real estate firms better manage relationships throughout the customer lifecycle—from the first point of interest to the management of post-sale service and repeat sales. It is the one of the most comprehensive solutions for managing the complete front-office marketing automation, lead management, sales automation, social CRM tracking, and customer care activities of home builders and real estate companies. Pivotal CRM for Home Building and Real Estate is used by many leading U.S. home builders, including MI Homes, Schumacher Homes, The Irvine Company, S&A Homes,, and Toll Brothers. To learn more, please visit www.pivotal.com/homebuilders.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to our beliefs regarding Pivotal CRM for Homebuilding, including the features and benefits thereof, our beliefs regarding our market position as a provider of vertical specific CRM solutions, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the continued ability of our products to address industry and customer requirements; demand for and market acceptance of new and existing solutions; the acceptance of our products in new territories and geographies; the ability and willingness of our partners to fulfill any obligations they may have to us; and the development of new functionalities that would allow customers to operate more effectively. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. Results may vary from customer to customer, based upon particular facts and circumstances. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.